SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 13th Aircraft And 4.3M PASSENGERS P.A. FOR BRUSSELS (CHARLEROI)
500,000 SEAT SALE AT €9.99 FOR TRAVEL IN MAY & JUNE

Ryanair, the world's favourite airline, announced today (13th Apr 10) that it will add one new Boeing 737-800 aircraft (13 in total) to its base at Brussels (Charleroi) and increase frequencies on 13 routes as Ryanair's traffic at Brussels (Charleroi) grows to over 4.3m passengers p.a. which will sustain over 4,000 local jobs.  This brings Ryanair's investment in Brussels (Charleroi) to 13 aircraft worth almost $1billion.

To celebrate this further expansion at Brussels (Charleroi), Ryanair released 500,000 €9.99 seats on sale for travel in May and June.  These €9.99 seats are available for booking before midnight Thursday (15th Apr) on
www.ryanair.com
.

Speaking in Brussels today, Ryanair's Michael O'Leary said:

"
Brussels Charleroi today celebrates its 13th Ryanair based aircraft, increased frequencies on 13 routes and over 4.3m passenger p.a. from June 2010.  These increased frequencies go on sale tomorrow.  With a total of 57 low fare routes from Brussels Charleroi this summer Belgian consumers / visitors can beat the recession by choosing Ryanair's guaranteed lowest fares (and no fuel surcharges) to exciting destinations all over Europe.  Ryanair's 4.3million passengers p.a. will sustain 4,300 local jobs in Charleroi in 2010.

"To celebrate this 13th aircraft and increased frequencies at Brussels Charleroi, Ryanair is releasing 500,000 seats on sale at just €9.99 seats for travel in May and June.  Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on
www.ryanair.com
".

Brussels
(CRL) Routes with Frequency Increases

Agadir	Nador
Cagliari	Pau
Fez	Tangier
Figari	Tenerife
Gran Canaria	Seville
Ibiza	Zadar
Marrakesh

Ends.                                                    Tuesday, 13th April 2010

Contact:
Stephen McNamara                          Pauline McAlester
Ryanair Ltd                                         Murray Consultants
Tel: +353-1-8121271                          Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  13 April 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary